[.TX] 1-8


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.)*


                           BA MERCHANT SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  055239-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


     Cheryl Sorokin, Group Executive Vice President and Corporate Secretary
             Bank of America National Trust and Savings Association
                        555 California Street, 6th Floor
                        San Francisco, California 94104
                                 (415) 622-2091
--------------------------------------------------------------------------------
                  (Name, Address and Telephne Number of Person
               Authorized to Receive Notices and Communications)


                                With a copy to:

                                 James C. Olson
                        Pillsbury Madison & Sutro LLP
                                 P. O. Box 7880
                            San Francisco, CA 94120
                                 (415) 983-1000
--------------------------------------------------------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s))


                               Page 1 of 8 Pages

--------------------------------------------------------------------------------
CUSIP No.  055239-10-7
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
       PERSONS:

       BANKAMERICA CORPORATION
       I.R.S. NUMBER: 94-1681731
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (SEE INSTRUCTIONS)
                                                                             _
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

      NUMBER OF             -0- (See Item 4)
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      6     SHARED VOTING POWER
      OWNED BY
        EACH                30,200,000 (see Item 4)
      REPORTING       ---------------------------------------------------------
       PERSON         7     SOLE DISPOSITIVE POWER
        WITH
                            -0- (See Item 4)
                      ---------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            30,200,000 (See Item 4)
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       30,200,000 (See Item 4)
-------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             _
                                                                            |_|
-------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       Approximately 65.2%
-------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       HC
-------------------------------------------------------------------------------


                               Page 2 of 8 Pages

--------------------------------------------------------------------------------
CUSIP No.  055239-10-7
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
       PERSONS:

       BANKAMERICA OF AMERICA NATIONAL TRUST & SAVINGS ASSOCIATION
       I.R.S. NUMBER: 94-1687665
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (SEE INSTRUCTIONS)
                                                                             _
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
-------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

      NUMBER OF             30,200,000 (See Item 4)
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      6     SHARED VOTING POWER
      OWNED BY
        EACH                -0- (see Item 4)
      REPORTING       ---------------------------------------------------------
       PERSON         7     SOLE DISPOSITIVE POWER
        WITH
                            30,200,000 (See Item 4)
                      ---------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                            -0- (See Item 4)
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       30,200,000 (See Item 4)
-------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             _
                                                                            |_|
-------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       Approximately 65.2%
-------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       BK
-------------------------------------------------------------------------------


                               Page 3 of 8 Pages

Item 1.  Information Regarding Issuer.
-------  -----------------------------

         (a)  Name of Issuer:
              BA Merchant Services, Inc.

         (b)  Address of Issuer's Principal Executive Offices:
              One South Van Ness Avenue, San Francisco, California 94103.

Item 2.  Information Regarding Persons Filing and Issuer's Securities.
-------  -------------------------------------------------------------

         (a)  Name of Persons Filing:
              BankAmerica Corporation ("BankAmerica") and Bank of America National Trust and Savings Association ("BofA"), a wholly-owned Subsidiary of BankAmerica.

         (b)  Address of Principal Business Office or, if none, Residence:
              The principal business offices of each of BofA and BankAmerica are located at 555 California Street, San Francisco, California 94104.

         (c)  Citizenship or Place of Organization:
              BofA is a national banking association established under the laws of the United States of America, and BankAmerica is a Delaware corporation.

         (d)  Title of Class of Securities to which this Schedule 13G relates:
              The class of securities to which this statement relates is the Class A Common Stock, par value $.01 per share, of the Issuer. BofA currently holds Class B Common Stock, par value $.01 per share, of the Issuer ("Class B Common Stock"), which Class B Common Stock is convertible into Class A Common Stock.

         (e)  CUSIP Number:
              055239-10-7

Item 3.
-------

         Not applicable.

Item 4.  Ownership.
-------  ----------

         (a)  Amount of Common Stock Beneficially Owned:
              BofA is a wholly-owned subsidiary of BankAmerica and is the record owner of 30,200,000 shares of the Issuer's Class B Common Stock, which represented 100% of the Class B Common Stock outstanding at December 31, 1996. Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock upon the occurrence of certain events as described in the Issuer's Certificate of Incorporation. Thus, BofA is deemed for reporting purposes to beneficially own 30,200,000 shares of Class A Common Stock of the Issuer. BankAmerica may be deemed for reporting purposes to beneficially own the shares beneficially owned by BofA. On December 3, 1996, BofA transferred the assets and liabilities of the business now known as BA Merchant Services, Inc. in exchange for 30,200,000 shares of Class B Common Stock.


                               Page 4 of 8 Pages

         (b) Percent of Class:
             Approximately 65.2%
             The Class A Common Stock and the Class B Common Stock generally vote as a single class, in which case the Class B Common Stock accounts for approximately 94.9% of the combined voting power of the two classes.

         (c) Number of shares of Common Stock as to which the Persons Filing have (see Item 4(a)):

             (i) sole power to vote or to direct the vote:
                 ----------------------------------------

                         BankAmerica:  0
                         BofA:  30,200,000

             (ii) shared power to vote or to direct the vote:
                  ------------------------------------------

                         BankAmerica:  30,200,000
                         BofA:  0

             (iii) sole power to dispose or direct the disposition of:
                   --------------------------------------------------

                         BankAmerica:  0
                         BofA:  30,200,000

             (iv) shared power to dispose or direct the disposition of:
                  ----------------------------------------------------

                         BankAmerica:  30,200,000
                         BofA:  0

Item 5.  Ownership of Five Percent or Less of a Class.
-------  -------------------------------------------------------

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
-------  ---------------------------------------------------------------

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
-------  ----------------------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
-------  ---------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of Group.
-------  ------------------------------

         Not applicable.

                               Page 5 of 8 Pages

Item 10. Certification.
-------- -------------

         Not applicable.

                               Page 6 of 8 Pages

                                   SIGNATURES
                                   ----------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 1997

                                       BANKAMERICA CORPORATION


                                       By: /s/CHERYL SOROKIN
                                           -------------------------------------
                                              Cheryl Sorokin
                                              Executive Vice President and
                                                 Corporate Secretary


                               Page 7 of 8 Pages

                                   EXHIBIT A

                AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G


In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the parties named below agree to the joint filing, on behalf of each of them, of a Statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock of BA Merchant Services, Inc. and also agree that this Joint Filing Agreement be included as an Exhibit to such filings. In evidence thereof, the undersigned hereby execute this Agreement as of March 14, 1997.


                                        BANKAMERICA CORPORATION


                                        By: /s/ CHERYL SOROKIN
                                            ------------------------------------
                                                Cheryl Sorokin
                                                Executive Vice President and
                                                Corporate Secretary


                                        BANK OF AMERICA NATIONAL TRUST AND
                                        SAVINGS ASSOCIATION


                                        By: /s/ CHERYL SOROKIN
                                            ------------------------------------
                                                Cheryl Sorokin
                                                Group Executive Vice President
                                                and Corporate Secretary

                               Page 8 of 8 Pages